UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

Rise Companies Corp.

(Exact name of issuer as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) makes statements in this Annual Report on Form 1-K (this “Annual Report”) that are forward-looking statements. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our and our Investment Products’ (as defined in this Annual Report under the heading “Business”) operations and future prospects include, but are not limited to:

•	our dependence on fee income generated from our Investment Products to support our continued growth and expansion;

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”);

•	risks associated with breaches of our data security;

•	changes in geopolitical and economic conditions generally and the real estate and securities markets specifically;

•	limited ability of our Investment Products to dispose of assets because of the relative illiquidity of alternative investments;

•	intense competition in the alternative asset market that may limit the ability of our Investment Products to attract or retain tenants or re-lease space;

•	increased inflation and related impacts, including increased interest rates and operating costs;

•	our ability to retain our executive officers and other key personnel of our advisor and our other affiliates;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	changes in business conditions and the market value of our and our Investment Products’ assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various investment opportunities sponsored by the Company;

•	the ability of our Investment Products to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings or funds from our operations and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “Investment Company Act”) and other laws; and

•	the other risks identified in this Form 1-K, including, without limitation, those under the headings “Risk Factors,” and “Business.”

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

Rise Companies is a Delaware corporation that was formed on March 10, 2014. The Company, together with its subsidiaries and affiliate organizations (“Fundrise”), combines modern financial technology and investment management to build the next generation of alternative asset management. The Fundrise Platform has allowed us to build a differentiated business with what we believe is a significant competitive advantage and a robust, proprietary software infrastructure.

The Company sponsors numerous investment products that are referred to, individually or collectively as the context requires, as the “Fundrise Investment Products,” “Investment Products,” or “Sponsored Programs.”

For more information, see “Offering Circular Summary—Rise Companies Corp.” in our latest Offering Circular filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2024, which may be accessed here.

Our office is located at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com. The information on our website is not incorporated by reference into this Annual Report.

The Fundrise Platform

We own and operate the Fundrise Platform, a leading web-based and mobile alternative asset investment platform located at www.fundrise.com. As of December 31, 2024, the Investment Products have total assets under management (“AUM”) of $2.94 billion with over 395,000 active investor accounts and 2,339,000 active users on the Fundrise Platform.

Employees

As of December 31, 2024, we had 232 employees (231 of which were full-time employees), the majority of whom work remotely.

Our Business and the Advisers Act

Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise, is a registered investment adviser with the SEC that acts as the non-member manager for the fund programs sponsored by the Company and offered for investment via the Fundrise Platform. The Advisers Act imposes numerous obligations on investment advisers, including record keeping, advertising and operating requirements, disclosure obligations and prohibitions on misleading or fraudulent activities. The Advisers Act also imposes an overriding fiduciary duty on investment advisers. Failure to comply with various laws and regulations applicable to Fundrise Advisors could have an adverse impact on our business. These include the possibility of significant civil or criminal fines, censure, suspensions of personnel or other sanctions (including the possibility of being barred from the industry) or the revocation of the registration of Fundrise Advisors as an investment adviser.

Legal Proceedings

As of the date of the consolidated financial statements, we were not named as a defendant in any material active or pending litigation. However, from time to time, the Company may become involved in various litigation matters arising in the ordinary course of our business.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statements Regarding Forward-Looking Information. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Results of the Business

We are encouraged by both the performance of the alternative investments held by our Fundrise Investment Products and by our own ability to navigate the evolving economic landscape. Despite ongoing challenges presented initially by a global pandemic, and including persistent inflation, elevated interest rates, and volatility in real estate markets, our investments continue to demonstrate resilience.

As of December 31, 2024, and December 31, 2023, there was approximately $2.94 billion and $2.87 billion, respectively, in equity AUM on the Fundrise Platform. With interest rates stabilizing and continued improvement in property fundamentals, namely investing in the right locations and the right asset types, we have seen positive gains in our Fundrise Investment Products despite the ongoing headwinds created by sustained higher borrowing costs.

As of December 31, 2024, we have yet to generate any profits from our operations and are incurring net losses while we have invested in the development and expansion of our business. For the year ended December 31, 2024, we continued to focus on increasing efficiency while minimizing operating expenses as part of our drive towards future profitability.

Refer to Note 18, Subsequent Events, for more details on recent developments.

Results of Operations

For the years ended December 31, 2024 and 2023, our results of operations are as follows:

Results	2024 (in thousands)	2023 (in thousands)	% Change (from 2023)	Explanation
Revenue
Investment management and platform advisory, net	$30,937	$32,210	-4%	Investment management and platform advisory income decreased slightly due to higher daily average AUM during 2023 compared to 2024.
Real estate management	8,398	14,842	-43%	The decrease in real estate management revenues period-over-period is driven by our strategic decision to hold more cash in response to the market slowdown which continued throughout the year, resulting in fewer acquisitions and fewer financings.
Real estate operating platform	18,015	17,067	6%	Real estate operating platform income increased slightly due to higher underlying asset balances, largely driven by increased real estate assets and corresponding asset management fee revenue.
Total operating revenue	$57,350	$64,119	-11%

Results	2024 (in thousands)	2023 (in thousands)	% Change (from 2023)	Explanation
Costs and Expenses
Cost of revenue, exclusive of depreciation and amortization shown separately below	Cost of revenue, exclusive of depreciation and amortization shown separately below, consists primarily of: (i) allocated salaries and benefits for employees responsible for investor relations and service; (ii) salaries and benefits of personnel associated with real estate services such as closing of real estate investments and real estate asset management; and (iii) costs associated with maintaining the Fundrise Platform including cloud infrastructure costs, third-party expenses, and salaries and benefits of personnel responsible for the ongoing operations and delivery of our platform.
	$8,846	$10,177	-13%	Cost of revenue expenses decreased period-over-period primarily due to a decrease in headcount.
Technology and product development	Technology and product development expenses consist primarily of salaries and benefits for teams responsible for software engineering, product development, technology activities, as well as costs for third-party software. Technology and product development costs exclude capitalized internal-use software development costs, as they are capitalized as a component of property, software and equipment, net, and amortized through Depreciation and amortization over the term of their useful life. All other Technology and product development expenses are expensed as incurred.
	$14,569	$16,608	-12%	Technology and product development expenses decreased period-over-period due to a decrease in headcount.
Marketing	Marketing expenses consist primarily of the costs associated with engaging and enrolling investors in the Fundrise Investment Products, including costs attributable to marketing our products. This primarily includes costs of building general brand awareness, and salaries and benefits expenses related to our marketing and design teams.
	$10,456	$12,790	-18%	The decrease was due to a strategic decision to reduce corporate marketing spend in light of changing market conditions.
General, administrative and other	General, administrative and other expenses consist primarily of salaries and benefits for our corporate functions (including finance, legal, human resources, and IT operations), as well as other software and office expenses, and professional fees.
Software and other office expenses	$2,768	$2,946	-6%	Software and other office expenses decreased slightly period-over-period and are comprised of mainly software subscription expenses supporting corporate functions and corporate office lease expense.
Professional fees	1,615	1,353	19%	Professional fees increased period-over-period due to an increase in tax preparation fees, offset by a decrease in legal and advisory fees.
Other general and administrative	19,588	19,242	2%	Other general and administrative expenses remained relatively consistent period-over-period and are comprised of mainly salaries and benefits of personnel responsible for our corporate functions.
Depreciation and amortization	Depreciation and amortization expense consists of depreciation expense for our fixed assets and amortization expense for certain software development costs.
	$10,005	$7,630	31%	Depreciation and amortization expense increased period-over-period due to an increase in amortization of internal use software.
Total operating expenses	$67,847	$70,746	-4%

Results	2024 (in thousands)	2023 (in thousands)	% Change (from 2023)	Explanation
Other Income
Gain on disposition of investments	$605	$—	100%	Fundrise, L.P. (“Fundrise LP”), an affiliate of Rise, redeemed its investment in certain of the Fundrise Investment Products over the course of 2024, resulting in a gain on disposition. Refer to Note 16, Related Party Transactions for more details.
Dividend and interest income	1,953	1,303	50%	Dividend and interest income increased period-over-period largely due to an increase in sweep dividends earned, due to a higher average daily cash balance and higher rates.
Equity in earnings	27	106	-75%	Equity in earnings earned from Rise and its subsidiaries’ investments in the Fundrise Investment Products decreased period-over-period due to Fundrise LP’s disposition of investments during the current year.
Total other income	$2,585	$1,409	83%

Key Factors Impacting Our Current Year Performance

Our historical growth rates of the Fundrise Platform reflect a deliberate strategy that has allowed us to build and develop the various enterprise functions needed to meet the changing demands of our customers and to support our scale, including operations, risk controls, customer support, compliance and technology. The Fundrise Investment Products have seen reductions in AUM in recent years due to multi-decade lows experienced in real estate prices. However, falling interest rates in 2024 and strong investment operating fundamentals drove growth in 2024 despite ongoing headwinds as a result of sustained higher borrowing costs. We continued to focus on reducing operating expenses in 2024 as we await an expected increase in real estate values in 2025 and beyond. Demand from investors and the modern financial industry will continue to inform our business and investment product decisions. Given this approach and the dynamic path of our experienced and expected future growth, we have focused this year on a number of important developments within our business that we believe reflect the key factors impacting our performance in 2024. Refer to the “Key Factors We Expect to Impact Our Future Performance” section below for a description of these key factors.

Key Factors We Expect to Impact Our Future Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enhancing our technology infrastructure, expanding our product and feature offerings, enrolling new investors in our Fundrise Investment Products, broadening our investment acquisition capabilities, and extending customer lifetime value. We plan to continue to invest resources needed to accomplish these goals, and we anticipate that certain operating expenses will increase in the future as a result. These investments are intended to contribute to our long-term growth, but they may continue to affect our near-term profitability.

Sources of Operating Revenues and Cash Flows

We generate revenues from investment management and platform advisory fees, real estate management fees, and real estate operating platform fees. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition in the Notes to the Consolidated Financial Statements for further detail.

Liquidity and Capital Resources

We have incurred operating losses since our inception and have an accumulated deficit of $169.8 million as of December 31, 2024. We have financed our operations primarily through our operating revenues as well as the issuance of equity securities. Our ability to achieve profitability depends on our ability to generate revenue growth in existing product lines, successfully launch new product lines, and manage costs. We may continue to incur substantial operating losses while we continue to build the business and invest in new innovation.

As of December 31, 2024 and December 31, 2023, we had $21.1 million and $41.0 million in cash and cash equivalents, respectively. We anticipate that our cash and cash equivalents as of December 31, 2024, and forecasted revenue, will provide sufficient liquidity for more than a twelve-month period from the date of filing this Annual Report. The actual amount of cash that we will need to operate is subject to many factors, including, but not limited to our product development and engineering efforts. We are dependent upon significant future financing, including through our Offering described below under “Other Details—Offering Results,” to provide the cash necessary to execute our future operations, including the continued development of our products.

As of December 31, 2024 and December 31, 2023, our material commitments for capital expenditures consisted of operating leases, as discussed in Note 6, Leases in the Notes to the Consolidated Financial Statements.

Corporate Debt

As of December 31, 2024 and December 31, 2023, we had corporate debt payable of approximately $2.7 million. On April 20, 2020, the Company received a Paycheck Protection Program loan (the “PPP Loan”) offered by the U.S. Small Business Administration (the “SBA”) in the principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”).

As explained more fully in Note 9, Loan Payable—PPP Loan Payable, according to the terms of the CARES Act and subsequent regulations, all or a portion of loans under the program may be forgiven if certain conditions are met. In July 2021 we applied for such forgiveness. The PPP Loan’s initial maturity date was April 19, 2022 and was subsequently extended to April 19, 2025. In January 2025, the Company was notified that the PPP loan was forgiven up to the determined eligible amount of $2,315,905. As of April 10, 2025, the Company has repaid the remaining $0.4 million of outstanding principal.

Other Details

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular filed with the SEC on October 30, 2024, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of December 31, 2024, we are offering up to $58.1 million in shares of our Class B Common Stock, which represents the shares available to be offered out of the rolling twelve-month maximum offering amount of $75 million under Regulation A of the Securities Act (the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2024, we had raised total gross offering proceeds of approximately $204.6 million from settled subscriptions.

As of December 31, 2024, we have sold 20,905,226 shares of our Class B Common Stock. This does not include 635,555 shares of Class B Common Stock that were sold in private placements pursuant to Rule 506(c) of Regulation D of the Securities Act.

Shares are currently offered and are sold on a continuous basis only to existing investors in the Fundrise Investment Products. The funds received from the issuance of our Class B Common Stock are a source of capital for our operating expenditures.

Off-Balance Sheet Arrangements

As of December 31, 2024 and December 31, 2023, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 16, Related Party Transactions, in our consolidated financial statements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASUs”) that may have an impact on our financial statements. See Note 2, Summary of Significant Accounting Policies—Recent Accounting Pronouncements, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the ASUs not yet adopted on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Item 3.	Directors and Officers

As of the date of this filing our directors and executive officers are as follows:

Name	Age	Position with the Company
Directors and Executive Officers
Benjamin S. Miller	48	Director, Chief Executive Officer
Brandon T. Jenkins	39	Director, Chief Operating Officer
Alison A. Staloch	44	Chief Financial Officer
Charlotte Liu	51	Independent Director
Tal Kerret	54	Independent Director
Haniel Lynn	55	Independent Director
Kenneth J. Shin	45	Chief Technology Officer
Bjorn J. Hall	44	General Counsel, Chief Compliance Officer, and Corporate Secretary

All of our executive officers work full-time for us.

Benjamin S. Miller is the co-founder and CEO of the Company, a role he has held since 2011. Prior to serving as our Chief Executive Officer, Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins has served as our Chief Operating Officer since February of 2014, prior to which time he served as our Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Alison A. Staloch has served as our Chief Financial Officer since June 2021. Prior to becoming the Chief Financial Officer, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Charlotte Liu has served as a Director since July 2022. Ms. Liu most recently served as Chief Commercial Officer of Springer Nature, a scientific and professional publishing and media company with leading brands such as Nature, Macmillan, Springer, and Scientific American. A member of the company’s management board, she led global sales and marketing organizations responsible for over 1 billion euro in annual revenue. Ms. Liu has an undergraduate degree from Fudan University in Shanghai, and an MBA from the Tuck School of Business at Dartmouth College. Ms. Liu is a Fellow of the Aspen Institute China Fellowship Program.

Tal Kerret has served as a Director since April 2014. Mr. Kerret is President of Silverstein Properties, Inc., where he is responsible for managing and monitoring the company’s portfolio of assets, devising strategies for growth and acting as a liaison with investors. Mr. Kerret also oversees some of the day-to-day operations of the company. Mr. Kerret holds degrees in Mathematics and Computer Science from the Tel Aviv University.

Haniel Lynn has served as a Director since March 2017. Since August 2017, Mr. Lynn has served as the Chief Executive Officer of Kastle Systems International, the industry leader in managed security solutions. Mr. Lynn holds a BSE from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania.

Kenneth J. Shin has served as our Chief Technology Officer since our inception in March 2012. Previously, Mr. Shin consulted for Fortune 500 clients in financial services and technology, including Fannie Mae, Oracle, Lockheed Martin, and Computer Science Corporation. Mr. Shin has also consulted for government clients including the Federal Bureau of Investigation, Department of Defense, and NATO. Mr. Shin earned his Bachelor of Science in Computer Science Engineering from the University of Pennsylvania.

Bjorn J. Hall has served as our General Counsel, Chief Compliance Officer, and Corporate Secretary since February 2014. Prior to becoming our General Counsel, from February 2008 to February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Election of Directors

Our board of directors (our “Board”) is comprised of five (5) members. The holders of outstanding Class A Common Stock and Class F Common Stock are entitled to elect two directors at any election of directors. So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, the holders of such shares of Series A Preferred Stock are entitled to elect one director at any election of directors. The remaining director is elected by holders of Series A Preferred Stock (voting on an as-converted basis) and Class A Common Stock and Class F Common Stock, voting as a single class.

Director Independence

Our Board has undertaken a review of the independence of Messrs. Kerret, Lynn, Miller, Jenkins, and Ms. Liu. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Messrs. Kerret, Lynn, and Ms. Liu do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors would qualify as “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Stock Market LLC, if such rules applied to us. In making these determinations, our Board considered the current and prior relationships that these non-employee directors have with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Interest of Management and Others in Certain Transactions.”

Compensation of Our Directors and Executive Officers

The following table sets forth information about the annual compensation of each of the three highest paid persons who were executive officers or directors during 2024, which was our last completed fiscal year.

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation(1)	Total Compensation
Benjamin S. Miller	Chief Executive Officer	$560,000	$10,343	$570,343
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Corporate Secretary	560,000	10,347	570,347
Alison A. Staloch	Chief Financial Officer	490,000	10,346	500,346

(1) Other compensation consists of 401(k) plan matching contributions.

The aggregate annual compensation of our directors as a group (which consists of 5 persons) during 2024 was approximately $1,000,688.

Other than the 2014 Stock Option and Grant Plan (the “Plan”), of which Mr. Miller, Mr. Hall, and Ms. Staloch, as officers, and Mr. Jenkins, Ms. Liu, Mr. Kerret, and Mr. Lynn, as directors, have been recipients in previous years and for which stock awards may be granted in the future, we do not have any other ongoing plans or arrangements whereby equity compensation may be paid in the future.

The average annual total compensation of our officers as a group (which consists of 5 persons) during 2024 was approximately $505,000.

Average compensation to be paid to our officers for 2025 is expected to be at similar levels as 2024.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding capital stock as of December 31, 2024 for the following: (i) each of our directors and executive officers, (ii) all persons who are our directors and executive officers as a group and (iii) any person who is known by us to be the beneficial owner of more than 10% of any class of our outstanding capital stock.

We calculated percentage ownership based on 44,396,123 shares of our capital stock outstanding as of December 31, 2024, which consisted of 2,455,894 shares of Class A Common Stock, 20,075,183 shares of Class B Common Stock, 10,000,000 shares of Class F Common Stock, and 11,865,046 shares of Series A Preferred Stock outstanding. In computing the beneficial ownership of outstanding shares of Class A Common Stock, we deemed a person to be the beneficial owner of all restricted shares of Class A Common Stock that were issued to such person under the Plan regardless of whether such shares have vested, as the Plan provides that, unless we provide otherwise, a grantee of restricted shares of Class A Common Stock will be entitled to vote such shares regardless of whether such shares have vested.

To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock or Series A Preferred Stock shown as beneficially owned by that stockholder. Unless otherwise indicated, the address for each person named in the table below is c/o Rise Companies Corp., 11 Dupont Circle NW, Suite 900, Washington, DC 20036.

	Class A		Class B		Class F		Series A Preferred(1)		Voting Power
Name of Beneficial Owner	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	% of Common Stock (2)	% of All Capital Stock (3)
10% Stockholders
Oak Pacific Investment(1)	—	—	—	—	—	—	11,865,046	100%	—	6.9%
Daniel S. Miller	—	—	—	—	5,000,000	50%	125,391	1.1%	48.8%	43.8%
Beneficial Ownership Group Created by Voting Agreement(4)	122,900	5.0%	—	—	10,000,000	100%	11,865,046	100%	97.7%	98.0%
Chris Brauckmuller(5)	250,000	10.2%	—	—	—	—	—	—	*	*

Executive Officers and Directors
Benjamin S. Miller	—	—	1,200	*	5,000,000	50%	433,897	3.7%	48.8%	44.1%
Brandon T. Jenkins(5)	450,000	18.3%	—	—	—	—	—	—	*	*
Alison A. Staloch	—	—	—	—	—	—	—	—	—	—
Kenneth J. Shin(5)	650,000	26.5%	202	*	—	—	—	—	*	*
Bjorn J. Hall(5)	250,000	10.2%	32	*	—	—	—	—	*	*
Charlotte Liu	—	—	—	—	—	—	—	—	—	—
Tal Kerret(5)	122,900	5.0%	—	—	—	—	84,931	*	*	*
Haniel Lynn	—	—	—	—	—	—	22,860	*	—	*
Executive officers and directors as a group (8 persons)	1,472,900	60.0%	1,434	*	5,000,000	50%	541,688	4.6%	50.2%	45.5%

* Represents beneficial ownership of less than 1%.

(1)	Oak Pacific Investment (“OPI”) is a record owner of 7,856,395 shares of Series A Preferred Stock (which amounts to 66.2% of the outstanding shares of Series A Preferred Stock), and certain other holders, some of which are listed in the table above, are record owners of the remaining outstanding shares of Series A Preferred Stock. However, pursuant to the Voting Agreement described in footnote 4 below, OPI is deemed to be the beneficial owner of 100.0% of the outstanding shares of Series A Preferred Stock because, as a majority owner of the outstanding shares of Series A Preferred Stock, (i) OPI is entitled to nominate the one director allocated to the Series A Preferred Stock and (ii) the remaining holders of the Series A Preferred Stock have effectively agreed to vote in accordance with OPI with respect to such director.

(2)	Voting power with respect to common stock is calculated by taking into account the votes of Class A Common Stock and Class F Common Stock all voting together as a single class, with Class A Common Stock carrying one (1) vote per share and Class F Common Stock carrying ten (10) votes per share.

(3)	Voting power with respect to capital stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock and Series A Preferred Stock all voting together as a single class (with Series A Preferred Stock voting on an as-converted basis), with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share and Series A Preferred Stock carrying one (1) vote per share.

(4)	On April 14, 2014, in connection with the Series A Preferred Stock financing described in “Interest of Management and Others in Certain Transactions”, we entered into a Voting Agreement (the “Voting Agreement”) with certain Class A and Class F holders of our common stock and Series A holders of our preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The Voting Agreement creates a beneficial ownership group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, which group is comprised of certain holders of our Class A Common Stock, all holders of our Class F Common Stock and all holders of our Series A Preferred Stock.

(5)	The holder’s shares of Class A Common Stock are restricted shares issued under the Plan. As of December 31, 2020 all shares have vested.

Item 5.	Interest of Management and Others in Certain Transactions

Investors’ Rights Agreement

On April 14, 2014, in connection with the sale of an aggregate of 11,865,046 shares of our Series A Preferred Stock at a cash purchase price of $2.1872 per share, or pursuant to the automatic conversion of certain convertible promissory notes, for an aggregate purchase price of approximately $24.7 million (including the purchase price paid for the convertible promissory notes), (the “Series A Preferred Stock financing”), we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights. The related parties who are signatories to the IRA include Benjamin Miller; Daniel Miller, Herbert Miller, Patrice Miller, David Miller, and Caroline Miller (all of whom are immediate family members of Benjamin Miller); Renren Lianhe Holdings (whose investment is now held by OPI); and Tal Kerret. Certain other individuals who are not related parties are also signatories to the IRA.

Right of First Refusal and Co-Sale Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a First Refusal and Co-Sale Agreement (“Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and Co-Sale with respect to certain transfers made by certain holders of our common stock. The related parties who are signatories to the Co-Sale Agreement include Benjamin Miller, Daniel Miller, Herbert Miller, Patrice Miller, Renren Lianhe Holdings (whose investment is now held by OPI), David Miller, Caroline Miller, and Tal Kerret. Certain other individuals who are not related parties are also signatories to the Co-Sale Agreement.

Voting Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into the Voting Agreement with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The related parties who are signatories to the Voting Agreement include Benjamin Miller, Daniel Miller, Herbert Miller, Patrice Miller, Renren Lianhe Holdings (whose investment is now held by OPI), David Miller, Caroline Miller, and Tal Kerret. Certain other individuals who are not related parties are also signatories to the Voting Agreement.

Real Estate Transactions

We used three real estate properties initially to assess the effectiveness of the Fundrise Platform, which were managed and owned by Benjamin Miller and Daniel Miller. Specifically, from 2011 to 2014, at which time we were wholly-owned by Benjamin Miller and Daniel Miller, each of the entities owning these properties utilized the Fundrise Platform to conduct three separate Regulation A offerings. One of these entities, 1351 H Street NE, LLC, raised $325,000 in such offering and currently continues to use the Fundrise Platform solely for online investor relations and dividend distributions. We received no transaction-based compensation from these deals.

Investments in Fundrise Investment Products

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemptions, where applicable) were made in the ordinary course of business and transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Future Transactions

We intend that all future affiliated transactions be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party. We previously implemented a conflicts of interest policy, which requires a majority of the independent, disinterested members of our Board to approve affiliated transactions.

Item 6.	Other Information

None.

Item 7.	Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Rise Companies Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Rise Companies Corp. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in convertible preferred stock, stockholders’ equity and non-controlling interest, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Philadelphia, Pennsylvania

April 10, 2025

RISE COMPANIES CORP.

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$21,081	$40,966
Restricted cash	74	99
Due from affiliates	7,147	7,941
Prepaid expenses	1,619	1,280
Notes receivable	12,500	9,000
Other current assets, net	1,569	1,310
Total current assets	43,990	60,596
Investments in Sponsored Programs	1,248	2,756
Property, software and equipment, net	35,082	31,263
Operating lease assets	3,359	3,753
Other assets, net	3,614	3,183
Total assets	$87,293	$101,551
LIABILITIES
Current liabilities:
Accounts payable	$947	$657
Accrued expenses	8,686	7,895
Due to stockholders	1,449	1,385
Operating lease liabilities, current	1,023	998
Loan payable, current	2,690	—
Other current liabilities	457	983
Total current liabilities	15,252	11,918
Loan payable, non-current	—	2,690
Operating lease liabilities, non-current	4,153	4,803
Other liabilities	275	308
Total liabilities	19,680	19,719
Commitments and contingencies (Note 17)
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	25,018	25,018
STOCKHOLDERS’ EQUITY
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,888,859 shares issued and 2,455,894 shares outstanding	—	—
Class B common stock, $0.0001 par value; 38,000,000 shares authorized, 21,540,781 shares issued and 20,075,183 outstanding, 21,538,013 shares issued and 20,653,333 outstanding, respectively	2	2
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and outstanding	1	1
Additional paid-in capital	200,811	207,105
Accumulated deficit	(169,846)	(160,828)
Total stockholders’ equity before non-controlling interests	30,968	46,280
Non-controlling interests in consolidated entity	11,627	10,534
Total stockholders’ equity	42,595	56,814
Total liabilities and stockholders’ equity	$87,293	$101,551

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Revenue	$57,350	$64,119
Costs and expenses
Cost of revenue, exclusive of depreciation and amortization shown separately below	8,846	10,177
Technology and product development	14,569	16,608
Marketing	10,456	12,790
General, administrative and other	23,971	23,541
Depreciation and amortization	10,005	7,630
Total costs and expenses	67,847	70,746

Net operating loss	(10,497)	(6,627)

Other income
Gain on disposition of investments	605	—
Dividend and interest income	1,953	1,303
Equity in earnings	27	106
Total other income	2,585	1,409

Net loss before income taxes	(7,912)	(5,218)

Income tax benefit (expense)	43	(46)

Net loss	(7,869)	(5,264)

Net income attributable to non-controlling interests	1,149	489
Net loss attributable to Rise Companies Corp.	$(9,018)	$(5,753)

Net loss per share attributable to common stockholders:
Basic (in dollars per share)*	$(0.27)	$(0.18)
Diluted (in dollars per share)*	(0.27)	(0.18)

Weighted average shares used to compute net loss per share attributable to common stockholders:
Basic (in shares)*	32,873,465	31,972,371
Diluted (in shares)*	32,873,465	31,972,371

* Basic and diluted (loss) per share amounts pertain to each class of common stock.

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Changes in Convertible Preferred Stock, Stockholders’ Equity and Non-Controlling Interest

(Amounts in thousands, except share data)

	Preferred Stock Series A		Common Stock Class A		Common Stock Class F		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at January 1, 2023	11,865,046	$25,018	2,455,894	$—	10,000,000	$1	18,758,938	$2	$175,685	$(155,075)	$10,149	$30,762
Issuance of Class B common stock	—	—	—	—	—	—	2,215,602	—	35,038	—	-	35,038
Redemption of Class B common stock	—	—	—	—	—	—	(321,207)	-	(3,448)	—	-	(3,448)
Offering costs for Class B common stock	—	—	—	—	—	—	-	-	(170)	-	-	(170)
Distribution of Member’s Equity of NCI	—	—	—	—	—	—	-	-	-	-	(104)	(104)
Net (loss) income	—	—	—	—	—	—	-	-	-	(5,753)	489	(5,264)
Balance at December 31, 2023	11,865,046	$25,018	2,455,894	$—	10,000,000	$1	20,653,333	$2	$207,105	$(160,828)	$10,534	$56,814
Issuance of Class B common stock	—	—	—	—	—	—	2,768	—	44	—	-	44
Redemption of Class B common stock	—	—	—	—	—	—	(580,918)	-	(6,235)	—	-	(6,235)
Offering costs for Class B common stock	—	—	—	—	—	—	-	-	(103)	-	-	(103)
Distribution of Member’s Equity of NCI	—	—	—	—	—	—	-	-	-	-	(56)	(56)
Net (loss) income	—	—	—	—	—	—	-	-	-	(9,018)	1,149	(7,869)
Balance at December 31, 2024	11,865,046	$25,018	2,455,894	$—	10,000,000	$1	20,075,183	$2	$200,811	$(169,846)	$11,627	$42,595

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year ended December 31, 2024	Year ended December 31, 2023
Cash flows from operating activities
Net loss	$(7,869)	$(5,264)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation and amortization	10,005	7,630
(Gain) on disposition of investments	(605)	—
Impairment of long-lived assets	70	336
Amortization of capitalized promotions	642	596
Other non-cash, net	90	136
Change in assets and liabilities:
Net (increase) decrease in other assets	(1,564)	(611)
Net increase (decrease) in accounts payable and accrued expenses	1,081	586
Net increase (decrease) in other liabilities	(792)	562
Net (increase) decrease in due from affiliates	794	(809)
Net (increase) decrease in interest receivable	(79)	(39)
Net cash provided by operating activities	1,773	3,123
Cash flows from investing activities
Capitalized internal-use software development costs	(13,904)	(15,144)
Issuance of notes receivable	(15,250)	(9,000)
Proceeds from payoff of notes receivable	11,750	—
Proceeds from disposition of investments	2,079	—
Other, net	(72)	(62)
Net cash used in investing activities	(15,397)	(24,206)
Cash flows from financing activities
Distribution of Member’s Equity of NCI	(56)	(104)
Proceeds from the issuance of Class B Common Stock, net of offering costs	(59)	34,868
Redemptions of Class B Common Stock	(6,171)	(2,441)
Net cash provided by (used in) financing activities	(6,286)	32,323
Net increase (decrease) in cash and cash equivalents	(19,910)	11,240
Cash, restricted cash and cash equivalents, beginning of period	41,065	29,825
Cash, restricted cash and cash equivalents, end of period	$21,155	$41,065

Supplemental disclosures of cash flow information
Cash paid for income taxes	$5	$—
Cash paid for interest	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Rise Companies Corp.

Notes to Consolidated Financial Statements

1.            Formation and Organization

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) is a financial technology company that owns and operates a leading web-based and mobile application direct investment platform located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following significant consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise, LLC”), a wholly-owned subsidiary of Rise, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise, is a registered investment adviser with the SEC that acts as the non-member manager for the fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”), is an affiliate of Rise and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Real Estate, LLC (“Fundrise Real Estate”), a wholly-owned subsidiary of Rise, is a real estate operating platform through which many of the real estate assets of our Fundrise Investment Products are managed.

The Company has sponsored the following investment programs as of December 31, 2024, that are registered as investment companies under the Investment Company Act of 1940:

•	Fundrise Real Estate Interval Fund, LLC (the “Flagship Fund”) is a Delaware limited liability company that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as an interval fund.

•	Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”) is a Delaware limited liability company that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as an interval fund.

•	Fundrise Growth Tech Fund, LLC (the “Innovation Fund”) is a Delaware limited liability company that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as a tender offer fund.

The Company has sponsored the following investment programs that are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) as of December 31, 2024:

•	Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Development eREIT, LLC, Fundrise Growth eREIT VII, LLC and Fundrise Balanced eREIT II, LLC are real estate investment trust programs (the “eREITs”). The eREITs use a typical REIT structure similar to other publicly offered REITs, but are only available to investors via the internet on the Fundrise Platform. “eREIT®” is our registered trademark.

•	Fundrise eFund, LLC, is a real estate investment fund program (the “eFund”).

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund” or the “oFund”), make up a tax-advantaged real estate investment fund program offered under Regulation D (“Regulation D”) of the Securities Act.

•	Fundrise Opportunistic Credit Fund, LLC (the “Credit Fund”) is a Delaware limited liability company offered under Regulation D of the Securities Act, that is offered through the Fundrise Platform.

The eREITs, eFund, oFund, Credit Fund, Flagship Fund, Income Interval Fund and Innovation Fund are referred to, individually or collectively as the context requires, as the “Sponsored Programs,” or the “Fundrise Investment Products”.

2.            Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The Company consolidates entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company consolidates Fundrise LP and other wholly-owned entities as it was determined that Rise, together with its subsidiaries, is the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation. The Company’s other disclosures regarding VIEs are discussed in Note 15, Variable Interest Entities.

Estimates

The preparation of the consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Investments in Sponsored Programs

The Company records its investments in the launched Sponsored Programs using the equity method of accounting as it was determined that the Company has the ability to exercise significant influence, but does not have a controlling interest in the launched Sponsored Programs. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the Sponsored Programs as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Additionally, the Company adjusts its investment for received dividends and distributions.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits, and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to health savings accounts for employees. These amounts can only be used as provided for qualified health expenses, and therefore are separately presented on our consolidated balance sheets.

Due from Affiliates

Receivables due from affiliates consist primarily of investment management fees and real estate fees due to us from the Sponsored Programs and investments of the Sponsored Programs which are paid to the Company on a quarterly or monthly basis, as applicable, from each Sponsored Program that it manages and investments of the Sponsored Programs, as applicable. These receivables are generally short term and settle within 30 days. We evaluate the collectability of the balances based on historical experience, current conditions, and reasonable and supportable forecasts. The Company has not previously experienced a default related to these receivables. Due to the short-term nature of the receivables and lack of historical losses, we do not have an expectation of credit losses related to these receivables.

Property, Software and Equipment, net

Property, software and equipment consists of computer equipment, leasehold improvements, furniture and fixtures, and internal-use software, which are recorded at historical cost less accumulated depreciation and amortization.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally five to seven years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term (excluding renewal periods) or estimated useful life.

The Company capitalizes qualifying internal-use software development costs. Internal-use software is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed, and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized software costs are included in Property, software and equipment, net on the consolidated balance sheets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. The amortization of costs related to internal-use software is included in Depreciation and amortization on the consolidated statements of operations.

The Company evaluates potential impairments of its property, software and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See Note 8, Property, Software and Equipment, net, for more detail on property, software and equipment as of December 31, 2024 and 2023.

Promotional Shares Capitalization

The Company has offered and may in the future offer various one-time (non-recurring) promotions to new investors of certain Sponsored Programs. Customers may receive additional shares (“Promotional Shares”) upon fulfilling a promotional obligation based on the promotion terms. At the time the customer fulfills their obligation, the Company then deposits the promotional consideration, in the form of shares of a particular Sponsored Program, into the customer’s account.

The Company recognizes the cost of Promotional Shares as an asset in the same amount as the value of the promotional consideration deposited. Promotional Share capitalized costs are included in Other assets, net on the consolidated balance sheets. The promotional costs are amortized over an estimated period of benefit of three years. If there is a significant change in the estimated period of benefit, management will update the amortization period to reflect such change. Amortization is recognized as a reduction to Revenue within the consolidated statements of operations.

The Company evaluates these capitalized promotions for impairment whenever events or changes in circumstances indicate that the carrying amount of the capitalized promotions may not be recoverable.

Leases

Payments under our lease arrangement are fixed. Lease assets and liabilities are recognized at the present value of the future lease payments. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in our leases is not readily determinable. Our incremental borrowing rate is based on the information available at the date of initial application of ASC 842 and is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Our lease terms include an option to extend the lease, but it is uncertain if we will exercise that option as of December 31, 2024. We use the base, non-cancelable, lease term when determining the lease assets and liabilities. Our lease agreements contain lease components and non-lease components, both of which we have elected to account for as a single lease component. The Company also elected the practical expedient permitted in ASU 2018-11 by combining lease and non-lease components for our leases and by applying the guidance. The Company is the lessee under one corporate office lease, which has been recognized as a right-of-use asset and related lease liability on the consolidated balance sheets. The office lease is accounted for as an operating lease.

Operating lease assets and liabilities are included on our consolidated balance sheets. Lease expense is recognized on a straight-line basis over the lease term and is included in General, administrative and other on the consolidated statements of operations.

Deferred Costs of Sponsored Programs

Deferred Costs are comprised of certain offering and other deferred costs of the Sponsored Programs initially paid by Fundrise Advisors on behalf of each Sponsored Program as well as certain management fees incurred payable to Fundrise Advisors (collectively, “Deferred Costs”), net of any fee or expense waivers. Pursuant to each of the Sponsored Programs’ operating agreements, in some cases amended and restated (the “Operating Agreements”), each of the Sponsored Programs is obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for Deferred Costs paid by them on behalf of such Sponsored Program.

As of December 31, 2024 and 2023, Fundrise Advisors has an agreement in place with the oFund that states it will only reimburse Fundrise Advisors for the Deferred Costs subject to a minimum net asset value (“NAV”) per share of $10 (the “Hurdle Rate”). Once the NAV per share of the oFund exceeds the Hurdle Rate, it will start to reimburse Fundrise Advisors, without interest, for these Deferred Costs, whether incurred before or after the date that the Hurdle Rate was reached, to the extent that such reimbursement does not cause NAV per share to drop below the Hurdle Rate as a result. Deferred Costs for the oFund are included in Other assets, net, on the consolidated balance sheets and are assessed for collectibility at the end of each reporting period.

Similar agreements are in place for the eREITS, eFund and Credit Fund. Deferred Costs for remaining funds are immaterial as of December 31, 2024 and 2023.

Deferred Costs of the Innovation Fund are not subject to a Hurdle Rate. Fundrise Advisors and the Innovation Fund have entered into an Expense Limitation Agreement pursuant to which Fundrise Advisors has contractually agreed to waive its management fee and/or pay or reimburse the ordinary annual operating expenses of the Innovation Fund (including organizational and offering costs, but excluding certain other non-routine expenses) to the extent necessary to limit the Innovation Fund’s operating expenses to 3.00% of the Innovation Fund’s average daily net assets. Fundrise Advisors is entitled to seek recoupment from the Innovation Fund of fees waived or expenses paid or reimbursed to the Innovation Fund for a period ending three years after the date of the waiver, payment or reimbursement, subject to the limitation that a recoupment will not cause the Innovation Fund’s operating expenses to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived or expenses paid or recouped, or (b) the expense limitation amount in effect at the time of the recoupment The Expense Limitation Agreement will remain in effect at least through July 31, 2025, unless and until the Board approves its modification or termination. As of December 31, 2024 these Deferred Costs are considered due and receivable to the Company, subject to the contractual expense cap. To the extent said costs are not waived in line with the Expense Limitation Agreement, the costs are included in Due from affiliates on the consolidated balance sheets.

Revenue Recognition

The Company’s revenue, as disaggregated in Note 4, Revenue, consists of the following:

Investment Management and Platform Advisory, Net

Investment management and platform advisory fees are comprised of management fees and advisory fees earned by Fundrise Advisors.

Management fees are earned by Fundrise Advisors from the Sponsored Programs for investment management services provided. Fundrise Advisors generally assesses these fees on a quarterly or monthly basis, as applicable, from each Sponsored Program that it manages. The management fees may be waived at any time for any Sponsored Program at Fundrise Advisors’ sole discretion, and depending on the management agreement, once waived, may no longer be collectible or may be recouped pursuant to certain contractual expense limitation agreements between Fundrise Advisors and the respective Sponsored Program.

Platform advisory fees are earned by Fundrise Advisors from individual advisory clients for providing services with respect to the portfolio investment plans, auto-investment plans, and dividend re-investment plans offered on the Fundrise Platform. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Investment management and platform advisory fees are accounted for as contracts with customers. Fundrise Advisors typically satisfies the performance obligations to provide investment management and advisory services over time as the services are rendered, as the benefits of the services are simultaneously received and consumed. The transaction prices are the amount of consideration to which Fundrise Advisors expects to be entitled in exchange for transferring the promised services in each instance. Fee waivers are viewed as a reduction of the transaction price and therefore reduce investment management and platform advisory fees from such customers. Investment management and platform advisory fees earned represent a form of variable consideration because the consideration Fundrise Advisors is entitled to varies based on fluctuations in the basis for investment management and platform advisory fees, for example fund net assets for management fees and AUM for advisory fees. The amount recorded as revenue in each instance is generally determined at the end of the period because these investment management and platform advisory fees are payable no less frequently than quarterly and the basis is fixed as of period end.

Real Estate Management

Real estate management revenue consists of non-recurring service fees including acquisition fees, disposition fees, origination fees, capital markets fees, leasing commission fees, and development fees earned from the services provided to certain of our affiliates through Rise or Fundrise Real Estate, as applicable.

Real estate management revenues are generally earned as a fixed percentage of a calculation base which is typically property sales price, committed capital, debt origination amount, total base rent, or total development and construction costs incurred. Real estate management revenues are generally recorded at the point in time when the performance obligation is satisfied, which is generally upon deal closing for acquisition, disposition, and origination fees, funding of debt proceeds for capital markets fees, lease execution for leasing fees, and funding of construction costs for development fees.

Acquisition fees, disposition fees, origination fees, capital markets, and development fees are typically payable once the performance obligation is satisfied. Terms and conditions of a leasing commission fee agreement may include, but are not limited to, execution of a signed lease agreement and future contingencies, including tenant’s occupancy, payment of a deposit or payment of first month’s rent (or a combination thereof). For revenues related to leasing services, the Company’s performance obligation will typically be satisfied upon execution of a lease and the portion of the commission that is contingent on a future event will likely be recognized if deemed not subject to significant reversal, based on the Company’s estimates and judgments.

Real Estate Operating Platform

Real estate operating platform revenue consists of real estate asset management fees, debt servicing fees, and loan servicing fees earned from the services provided to certain of our affiliates through Fundrise Real Estate.

Real estate asset management fees and debt servicing fees are accounted for as contracts with customers, and the fees earned are recognized over time as the services are rendered, as the benefits of the services are simultaneously received and consumed. Fees for these services are generally earned at a fixed percentage of a calculation base, which may be based on underlying gross property value or total indebtedness secured by a property. The transaction price is the amount of consideration to which Fundrise Real Estate expects to be entitled in exchange for transferring the promised services in each instance. These fees represent a form of variable consideration because the consideration to which Fundrise Real Estate is entitled varies based on fluctuations in the basis for the associated fee. The amount recorded as revenue in each instance is generally determined at the end of the period because these fees are payable no less frequently than quarterly and the basis is fixed as of period end.

Loan servicing fees are earned at a fixed percentage of the total amount of any proceeds used to secure the property. Fundrise Real Estate generally assesses these fees on a quarterly or monthly basis, as applicable, from each affiliate for which we provide the services. Fundrise Real Estate recognizes consideration received related to the contractually specified loan servicing fees as revenue as the services are performed. The amount recorded as revenue in each instance is generally determined at the end of the period because these loan servicing fees are payable no less frequently than quarterly and the basis is fixed as of period end.

Advertising Costs

Advertising costs are expensed as incurred and are included in Marketing in the consolidated statements of operations. These costs were $2.6 million and $6.8 million for the years ended December 31, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax benefit (expense) in the consolidated statement of operations. As of December 31, 2024 and 2023, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of December 31, 2024 and 2023, respectively, the value of the deferred tax asset, net of the valuation allowance, was $0.

Earnings (Loss) per Share

Basic (loss) earnings per share (“EPS”) is the amount of net (loss) income available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net (loss) income available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net (loss) income that otherwise would have been available to common stockholders to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both undistributed earnings and dividends (if any) are allocated to participating securities and the diluted weighted average share count is calculated using the treasury stock method for restricted share awards and the most dilutive of the two-class method and the if-converted method for convertible preferred shares. In periods with a net loss, only declared dividends (if any) are allocated to participating securities and all participating securities are excluded from basic weighted-average shares of common stock outstanding.

Preferred Stock

The Company assesses its preferred stock instruments at issuance and each reporting period for classification and derivative features requiring bifurcation.

The Company presents as mezzanine equity any stock which (i) the Company undertakes to redeem at a fixed or determinable price on the fixed or determinable date or dates; (ii) is redeemable at the option of the holders; or (iii) has conditions for redemption which are not solely within the control of the Company. For stock presented as mezzanine equity that is not currently redeemable, the Company assesses the probability of the event that would lead to redemption. If it is probable that the equity instrument will become redeemable, the Company accretes changes in the redemption value over the period from the date of issuance, or from the date that it becomes probable that the instrument will become redeemable, if later, to the earliest redemption date of the instrument using an appropriate methodology. If an equity instrument classified as mezzanine equity is not probable of redemption, subsequent adjustment of the amounts presented in mezzanine equity is unnecessary. Refer to Note 13, Convertible Preferred Stock and Shareholders’ Equity for further information on the accounting treatment of currently issued preferred stock.

Reclassifications

Certain prior period balances in the consolidated balance sheets, statements of operations, and statements of cash flows have been combined or reclassified to conform to current period presentation. Changes in the consolidated balance sheets consisted primarily of the reclassification of preferred stock par value and proceeds from shareholders’ equity to mezzanine equity but did not have an impact on previously reported net loss.

The reclassifications in the statements of operations primarily represent changes to the Company’s income statement to present Cost of revenue, exclusive of depreciation and amortization, and Depreciation and amortization, and to remove line items for Investment management and platform advisory and Real estate strategy and operations expenses. Additional amounts from Technology and product development, Marketing, and General, administrative and other were reclassified to conform to current period presentation.

Cost of revenue consists primarily of: (i) allocated salaries and benefits for employees responsible for investor relations and service; (ii) salaries and benefits of personnel associated with real estate services such as closing of a real estate investment and real estate asset management; and (iii) costs associated with maintaining the Fundrise Platform including cloud infrastructure costs, third-party expenses, and salaries and benefits of personnel responsible for maintaining our platform.

The Company also combined its revenue streams into one line item (which is further disaggregated and discussed in Note 4, Revenue) and reclassified Dividend and interest income from operating revenues to Other income. The Company believes this updated presentation will improve the usefulness of the financial information for the reader and is consistent with the manner in which financial information is reviewed by management for internal decision making. All reclassifications disclosed above had no impact on net income or cash flows previously reported.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Under ASU 2016-13, the Company is required to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted ASU 2016-13 effective January 1, 2023. As part of its adoption process, the Company assessed the collection risk of the outstanding amounts due from its sponsored programs, investors, and other affiliates, which have low risk of credit loss based on the Company’s historical experience. The adoption of ASU 2016-13 did not have a material impact on our consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and limiting the number of embedded conversion features separately recognized from the primary contract. The guidance also includes targeted improvements to the disclosures for convertible instruments and earnings per share. The Company adopted ASU 2020-06 effective January 1, 2024, and adoption did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis, including for public entities with a single reportable segment. The Company adopted ASU 2023-07 for the consolidated annual financial statements as of and for the year ended December 31, 2024. Adoption of ASU 2023-07 required additional disclosures in the consolidated financial statements as a result of the new requirements (refer to Note 14, Segment and Geographic Information) and was applied to all periods presented retrospectively by expanding disclosures as required by ASU 2023-07. The adoption of ASU 2023-07 did not have a material impact on our consolidated financial statements, as the requirements impact only segment reporting disclosures in the notes to the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as reconciling items that meet a quantitative threshold. Further, the ASU requires additional disclosures on income tax expense and taxes paid, net of refunds received, by jurisdiction. The new standard is effective for public business entities for annual periods beginning after December 15, 2024 (and emerging growth companies for annual periods beginning after December 15, 2025) on a prospective basis with the option to apply it retrospectively. Early adoption is permitted. The adoption of this guidance will result in the Company being required to include enhanced income tax related disclosures. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 — Income Statement — Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40) which requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application and early adoption is permitted. The Company is in the process of evaluating the potential impact of ASU 2024-03 on its consolidated financial statements and related disclosures.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.            Net Loss Per Share and Net Loss Attributable to Common Stockholders

The following table presents the calculation of basic and diluted net loss per share attributable to Rise Companies Corp. Class A, Class B, and Class F common stockholders (in thousands, except share and per share data):

	Year Ended December 31,
	2024	2023
Numerator:
Net loss	$(7,869)	$(5,264)
Less: net income attributable to noncontrolling interest	1,149	489
Net loss attributable to common stockholders	$(9,018)	$(5,753)
Denominator:
Weighted-average common shares outstanding – basic and diluted	32,873,465	31,972,371
Net loss per share attributable to common stockholders - basic and diluted	$(0.27)	$(0.18)

The following potential common shares were excluded from the calculation of diluted net loss per share attributable to Rise Companies Corp. Class A, Class B, and Class F common stockholders because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	Year Ended December 31,
	2024	2023
Redeemable convertible preferred stock	11,865,046	11,865,046
Restricted stock options	11,500	11,500
Restricted stock units	8,240,247	7,551,170
Total anti-dilutive securities	20,116,793	19,427,716

4.            Revenue

The following table presents the Company's net revenue disaggregated by category (in thousands):

	Year Ended December 31,
	2024	2023
Revenue:
Investment management and platform advisory, net	$30,937	$32,210
Real estate management	8,398	14,842
Real estate operating platform	18,015	17,067
Total revenue	$57,350	$64,119

For the year ended December 31, 2023, total revenue of $2.0 million was recognized from performance obligations satisfied in prior years related to development fees associated with development properties owned by our affiliates. The revenue recognized is included within Real estate management. For the year ended December 31, 2024, no revenue was recognized related to performance obligations satisfied in prior years.

5.            Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2024 and 2023, the Company’s significant financial instruments consist of cash and cash equivalents, loan payable, and notes receivable. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature with the exception of the loan payable as of December 31, 2023. The aggregate fair value of the loan payable as of December 31, 2023 is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The method utilized included a discounted cash flow method (an income approach). Significant inputs and assumptions include the current market discount rates, and expected repayment and prepayment dates. As of December 31, 2024, the loan payable’s carrying amount approximates its fair value due to its short-term nature.

6.            Leases

On January 8, 2019, the Company entered into a ten-year non-cancelable operating lease agreement, expiring on August 31, 2030, for office space located at 11 Dupont Circle NW, Washington, DC 20036. The lease includes one option to renew, but the renewal is not deemed to be reasonably assured as of December 31, 2024. Our lease agreement does not contain any material residual value guarantees or material restrictive covenants.

Operating lease expense was $802,000 for the years ended December 31, 2024 and December 31, 2023.

As of December 31, 2024, our lease had a remaining lease term of 5.7 years and a discount rate of 7.5%. Future lease payments as of December 31, 2024 were as follows (in thousands):

Operating Leases
2025	$1,059
2026	1,086
2027	1,113
2028	1,140
2029	1,169
Thereafter	795
Total future lease payments	6,362
Less: Imputed interest	1,186
Present value of lease liabilities	$5,176

Lease liabilities, current	1,023
Lease liabilities, non-current	4,153
Present value of lease liabilities	$5,176

Other information related to our lease for the years ended December 31, 2024 and 2023 is as follows (in thousands):

	December 31, 2024	December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	$1,033	1,008

7.            Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. As of December 31, 2024 and 2023, the Investments in Sponsored Programs totaled $1,248,000 and $2,756,000 respectively.

The Company has a percentage ownership in each of the Sponsored Programs of less than 1%.

8.            Property, Software and Equipment, net

Property, software and equipment, net, consist of the following (in thousands):

	December 31, 2024	December 31, 2023
Internal-use software	$61,476	$47,641
Computer equipment	688	875
Furniture and fixtures	240	236
Leasehold Improvements	1,668	1,668
Total property, software and equipment	64,072	50,420
Less: accumulated amortization and depreciation	(28,990)	(19,157)
Total property, software and equipment, net	$35,082	$31,263

Amortization and depreciation expense on property, software and equipment was approximately $9,995,000 and $7,616,000 for the years ended December 31, 2024 and 2023, respectively. Included in these amounts were the amortization of capitalized internal-use software costs of $9,653,000 and $7,253,000, for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

The Company wrote off $70,000 and $407,000 of internal-use software and reversed $0 and $74,000 of accumulated amortization as a result of the write-offs for the years ended December 31, 2024 and 2023, respectively. The resulting impairment losses of $70,000 and $333,000 for the years ended December 31, 2024 and 2023, respectively, are included in Technology and product development on the consolidated statements of operations.

9.            Loan Payable

PPP Loan Payable

On April 20, 2020, the Company received a Paycheck Protection Program loan (the “PPP Loan”) from Citizens Bank under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) in the principal amount of $2,793,800, bearing interest at a fixed rate of 1% per annum. The loan’s initial maturity date of April 19, 2022 was extended to April 19, 2025.

In July 2021, the Company applied for forgiveness of the PPP Loan. As of December 31, 2024, the application remained under SBA review. Under the terms of the CARES Act and subsequent regulations, all or a portion of loan may be forgiven if used for eligible expenses. Until forgiveness is determined, future annual minimum loan payments are expected to total approximately $2.7 million through 2025.

As of December 31, 2024 and 2023, the remaining outstanding principal of the PPP Loan was $2,690,000, with accrued interest of $75,000 and $48,000, respectively. The loan is subject to standard default provisions, allowing the lender, Citizens Bank, to demand immediate repayment upon an event of default.

In January 2025, the Company was notified that $2,315,905 of the loan was forgiven. Refer to Note 18, Subsequent Events, for more information.

10.          Supplemental Financial Statement Information

Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31, 2024	December 31, 2023
Accrued compensation and employee benefits	$7,556	$7,600
Accrued deferred costs of Sponsored Programs	626	—
Accrued audit and tax expenses	279	218
Other accrued expenses	225	77
Total accrued expenses	$8,686	$7,895

11.          Stock-Based Compensation and Other Employee Benefits

Stock-Based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted stock grants, restricted stock grants (“RSGs”), restricted stock units (“RSUs”), restricted stock options (“RSOs”), performance share units (“PSUs”), and other types of awards as specified in the plan to provide shares of common stock to employees, executives, directors, and consultants, subject to applicable vesting. A total of 20,100,000 shares of Class A Common Stock have been authorized for issuance under the 2014 Stock Option and Grant Plan (the “Plan”) as of December 31, 2024 and 2023. The Company has issued RSGs, RSUs, and RSOs as of December 31, 2024.

The RSGs issued and outstanding generally followed a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remained continuously employed by the Company through each vesting date. The Board retains the authority to grant future shares with different terms. The Company issued no RSGs and no shares were forfeited for the years ended December 31, 2024 and 2023. The Company recognized $0 of stock-based compensation expense related to RSGs issued in prior years during the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, there were no remaining unvested shares and no unrecognized stock-based compensation expense.

The Company issued RSOs in 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date. Generally, RSOs granted are exercisable for up to ten years from the date of the grant. The Board retains the authority to grant future options with different terms. The Company issued no stock options and no shares were forfeited for the years ended December 31, 2024 and 2023. The Company recognized $0 of stock-based compensation expense related to RSOs during the years ended December 31, 2024 and 2023, respectively. As of both December 31, 2024 and 2023, there were no remaining unvested shares and no unrecognized stock-based compensation expense.

RSUs issued through December 31, 2024 and 2023 generally follow a time-based vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board retains the authority to grant future shares with different terms. The RSUs are also subject to performance-based vesting, and will only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering. RSUs granted but not vested expire seven years after the grant date.

The grant-date fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. The Company considers numerous objective and subjective factors to determine the fair value of our common stock including: sales of our common stock to third-party investors in arms-length transactions, our operating and financial performance, the valuation of comparable companies, the lack of marketability, and general and industry specific economic outlook, amongst other factors.

The Company recognizes stock-based compensation expense for RSUs on an accelerated attribution method over the requisite service period, and only if performance-based conditions are considered probable to be satisfied. As of December 31, 2024 and 2023, we had not recognized stock-based compensation for the RSUs because the performance requirement had not occurred, and therefore, could not be considered probable. In the period in which our qualifying event is probable, we will record a cumulative one-time stock-based compensation expense determined using the grant-date fair values. Stock-based compensation related to remaining time-based service after the qualifying event will be recorded over the remaining requisite service period. The total unrecognized share-based compensation expense related to these awards was $102.4 million as of December 31, 2024. Of this amount, $63.8 million relates to awards for which the time-based vesting condition has been satisfied or partially satisfied, while $38.6 million relates to awards for which the time-based vesting condition had not yet been satisfied.

The following table summarizes the activity related to our RSUs for the year ended December 31, 2024:

	Number of RSUs	Weighted- average grant date fair value
Unvested restricted stock units at December 31, 2023	7,551,170	$11.67
Granted	1,277,759	15.90
Forfeited	(392,432)	12.71
Expired	(196,250)	5.25
Unvested restricted stock units at December 31, 2024	8,240,247	$12.43

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from RSGs or RSOs due to the full valuation allowance during the years ended December 31, 2024 and 2023.

Employee Retirement Plan

Effective January 1, 2020, the Company established an employer-sponsored employee retirement 401(k) plan. All of our employees qualify to participate under the plan criteria. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. For the years ended December 31, 2024 and 2023, the Company made non-elective contributions to each employee equal to 3% of their compensation, which totaled approximately $1,480,000 and $1,658,000 respectively.

12.          Income Tax

Our income tax benefit (expense) consisted of the following for the years ended December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Current:
Federal	$—	$—
State	43	(46)
Foreign	—	—
Total current	43	(46)

Deferred:
Federal	$—	$—
State	—	—
Foreign	—	—
Total deferred	—	—
Total income tax benefit (expense):	43	(46)

The Tax Cuts and Jobs Act imposed a limitation on a corporation’s ability to utilize federal net operating losses generated in taxable years beginning on or after January 1, 2018 to 80% of taxable income in a given year. Although net operating losses generated in taxable years beginning on or after January 1, 2018 are subject to this limitation, any net operating losses generated prior to such date may be utilized to offset 100% of federal tax income.

The Company’s effective tax rate for both 2024 and 2023 was 0% and differs from the statutory rate of 21% primarily as a result of our valuation allowance in both years, which fully offsets net deferred tax assets.

Net loss before income taxes for the years ended December 31, 2024 and 2023 was as follows (in thousands):

Loss before taxes	2024	2023
Domestic	$(7,912)	$(5,218)
Foreign	—	—

The following table presents the significant components of the Company’s deferred tax assets and liabilities (in thousands):

	December 31, 2024	December 31, 2023
Deferred tax assets:
Net operating loss carryforwards	$44,472	$37,425
Stock-based compensation	1,124	1,126
Right-of-Use Liability	1,405	1,577
Section 163(j) Limitation	246	—
Section 174 R&E Expenses	1,768	2,839
Accrued compensation	244	296
Other deferred tax assets	165	159
Gross deferred tax assets	49,424	43,422
Valuation allowance	(47,891)	(41,799)
Deferred tax assets, net of valuation allowance	1,533	1,623

Deferred tax liabilities:
Right-of-Use Asset	(912)	(1,020)
Prepaid expenses	(415)	(315)
Fixed Assets	(192)	(274)
Other deferred tax liabilities	(14)	(14)
Total deferred tax liabilities	(1,533)	(1,623)
Net deferred tax assets (liabilities):	$—	$—

Management assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2024, a valuation allowance of $47.9 million has been recorded as no deferred tax assets have been identified as more likely than not to be realized.

At December 31, 2024, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $155 million and $136 million, respectively, to offset future taxable income. If unused, a portion of the federal carryforwards will begin to expire in 2034.

As of December 31, 2024, the Company did not record any cumulative unrecognized tax benefits on its consolidated balance sheets.

The Company’s federal and state income tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by the Internal Revenue Service and state departments of revenue.

13.          Convertible Preferred Stock and Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A Common Stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment will be made to the holders of any common stock, the holders of convertible preferred stock will be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if, upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution will be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of December 31, 2024 and 2023 we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A Common Stock will have one vote per share and each share of Class F Common Stock will have ten votes per share.

The Company has classified the Series A convertible preferred stock as mezzanine equity in accordance with FASB ASC 480, Distinguishing Liabilities from Equity, as the shares have certain redemption features within the liquidation preference upon a change of control that are not solely in control of the Company. The Series A convertible preferred stock is not currently redeemable because the deemed liquidation provision related to a change in control is considered a substantive condition that is contingent on an event and it is not currently probable that it will become redeemable. The carrying value of the Series A convertible preferred stock, which includes the proceeds received upon issuance, has not been adjusted to liquidation value since the securities are not currently redeemable or probable to become redeemable. Subsequent adjustments to increase the carrying value to the liquidation value will be made only if and when it becomes probable that a change in control or other deemed liquidation event will occur.

Common Stock

Class A Common Stock

As of December 31, 2024 and 2023, there were 2,888,859 shares issued and 2,455,894 shares outstanding. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class F Common Stock

In April of 2014, the Company issued 10,000,000 shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of December 31, 2024 and 2023, there were 10,000,000 shares of Class F Common Stock issued and outstanding.

Class B Common Stock

On January 19, 2017, the Board of the Company created a new class of Common Stock, to be designated as Class B Common Stock, with a par value of $0.0001 per share. As of December 31, 2024 and 2023, 38,000,000 shares have been authorized as Class B Common Stock. As of December 31, 2024 and 2023 respectively, there were 21,540,781 and 21,538,013 shares of Class B Common Stock issued and 20,075,183 and 20,653,333 shares outstanding. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders.

Investors’ Rights Agreement

In 2014 we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights, and preemptive rights.

Right of First Refusal and Co-Sale Agreement

In 2014, we entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

In 2014 we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

14.          Segment and Geographic Information

The Company operates and manages its business as one reportable and operating segment, which comprises all of Rise Companies and its consolidated subsidiaries. The consolidated financial results of Rise Companies are reported to the chief operating decision maker (the “CODM”), who the Company determined is a committee of its Chief Executive Officer and Chief Operating Officer. To assess the performance of the Company and make decisions on future resource allocation and other key operating strategies, the CODM reviews net (loss) income as reported in the consolidated statements of operations. Significant segment expenses within net (loss) income include cost of revenue, technology and product development, marketing, general, administrative and other, and depreciation and amortization which are each presented separately on the consolidated statements of operations. Other segment expenses include income tax benefit (expense), which is presented separately on the consolidated statements of operations. Refer to the consolidated financial statements for other financial information regarding the Company’s operating segment. The CODM does not review assets in evaluating the results of the Company’s operating segment, and therefore such information is not presented.

The Fundrise Investment Products earn various fees, as further described in Note 2, Summary of Significant Accounting Policies—Revenue Recognition. All of the Company’s investors, assets, and operations are located in the United States.

15.          Variable Interest Entities

Pursuant to GAAP consolidation guidance, the Company consolidates certain VIEs for which it is the primary beneficiary. As of December 31, 2024 and 2023 the Company consolidated Fundrise LP, a sidecar fund which was formed to support assets originated and facilitated by the Fundrise Platform, and the Company’s overall growth and profitability. Rise Companies acts as the General Partner of Fundrise LP through a wholly-owned subsidiary, holds a 2% ownership interest in Fundrise LP and has the ability to manage its assets. The Company does not provide performance guarantees and has no other financial obligation to provide funding to Fundrise LP. The assets of Fundrise LP may only be used to settle obligations of Fundrise LP. In addition, there is no recourse to the Company for Fundrise LP’s liabilities.

The non-controlling interests (“NCI”) are related to the limited partner holdings in Fundrise LP in which we have a controlling financial interest. NCI for the years ended December 31, 2024 and 2023, respectively, were $11,627,000 and $10,534,000. As of December 31, 2024 and 2023, the assets in the limited partnership were primarily cash and cash equivalents, notes receivable, and investments in the Sponsored Programs.

The Company holds variable interests in certain VIEs which are not consolidated as it is determined that the Company is not the primary beneficiary, including its investments in the eREITs, eFund, oFund, and the Credit Fund as of December 31, 2024 and 2023, and its notes receivable issued to related parties as of December 31, 2023. The Company’s involvement with such entities is in the form of direct equity interests and fee arrangements. The maximum exposure to loss represents the loss of assets recognized by the Company relating to non-consolidated VIEs. The Company’s maximum exposure to loss relating to non-consolidated VIEs were as follows (in thousands):

	December 31, 2024	December 31, 2023
Investment in Sponsored Programs	$888	$923
Due from affiliates	2,592	3,076
Other current assets, net	29	—
Other assets, net	1,846	1,575
Notes receivable	—	9,000
Maximum Exposure to Loss	$5,355	$14,574
Amounts Due to Non-Consolidated VIEs	$—	$60

16.          Related Party Transactions

In addition to those disclosed elsewhere in the Notes to the Consolidated Financial Statements, the following related party transactions are disclosed:

Affiliate Receivables and Payables

Due from affiliate receivables consist of the following (in thousands):

	December 31, 2024	December 31, 2023
Investment management and platform advisory receivables	$3,947	$4,011
Real estate management receivables	887	1,020
Real estate operating platform receivables	1,529	1,806
Other receivables from affiliates	784	1,104
Total due from affiliate	$7,147	$7,941

Deferred costs of the Sponsored Programs are approximately $1,846,000 and $1,575,000 and are included in Other assets, net on the consolidated balance sheets as of December 31, 2024 and 2023, respectively. Amounts due to affiliates are approximately $626,000 and $517,000 and are included in Other current liabilities on the consolidated balance sheets as of December 31, 2024 and 2023, respectively.

Investments in Sponsored Programs by Company’s Executives

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemptions, where applicable) were made in the ordinary course of business and transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Fundrise LP Promissory Notes

On January 20, 2023, Fundrise LP as the lender entered into a promissory note agreement with the Fundrise Opportunistic Credit Fund, LLC as the borrower to meet short-term obligations to purchase investments. The principal of the note was $9,000,000 with a maturity date of November 30, 2023 and an effective interest rate of 4.5%. The loan agreement was extended prior to the loan maturing, with the new agreement having a maturity date of November 30, 2024 and an effective interest rate of 5.25%. On September 20, 2024, the Credit Fund repaid the outstanding principal and interest on the promissory note made by Fundrise LP in accordance with the terms of the loan agreement. As of December 31, 2024, no amounts remain outstanding, and the loan agreement has been terminated. As of December 31, 2023, the principal was included in Notes Receivable on the consolidated balance sheets and the accrued interest on the note was included in Other current assets, net on the consolidated balance sheets.

National Lending, LLC (“National Lending”) is a self-sustaining lending entity, financed by certain of the Sponsored Programs, and managed by an independent manager through a management agreement at a market rate. On July 1, 2024, Fundrise LP made a loan of $2.75 million to National Lending. The loan carried an annual interest rate of 5.75% and matured on December 31, 2024. On December 31, 2024, National Lending repaid the outstanding principal and interest on the promissory note made by Fundrise LP in accordance with the terms of the loan agreement. On October 1, 2024, Fundrise LP made a loan of $9.0 million to National Lending. The loan carries an annual interest rate of 5.25% and is set to mature on September 30, 2025. On December 31, 2024, Fundrise LP made another loan of $3.5 million to National Lending. The loan carries an annual interest rate of 4.75% and is set to mature on December 31, 2025.

For the periods presented, the balances for the outstanding loans from Fundrise LP are included in Notes receivable on the consolidated balance sheets and the accrued interest on the notes is included in Other current assets, net on the consolidated balance sheets.

Redemption of Investments in Sponsored Programs

On April 9, 2024, Fundrise LP redeemed its investments in the following Sponsored Programs: Fundrise Real Estate Interval Fund, LLC, Fundrise Income Real Estate Fund, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Growth eREIT III, LLC, Fundrise Growth eREIT VII, LLC and Fundrise Balanced eREIT II, LLC. Fundrise LP received $1,772,000 from the redemption, resulting in a gain on the disposition of $587,000. On September 4, 2024, Fundrise LP redeemed its investment in the Fundrise eFund for $307,000, resulting in a gain on the disposition of $18,000. The resulting gain on the disposition of investments of $605,000 for the year ended December 31, 2024 is separately stated on the consolidated statement of operations.

17.          Commitments and Contingencies

Liquidation Support Agreement – Fundrise Equity REIT, LLC

To mitigate the effect of one of our initial Sponsored Programs, Fundrise Equity REIT, LLC’s, lack of assets, revenue, and operating history, Fundrise Advisors agreed to make a payment to Fundrise Equity REIT, LLC of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. This is a remote contingent liability and is not accrued for at December 31, 2024 or 2023. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	$400
18.1% to 19.0%	$300
19.1% to 19.9%	$200
20.0% or greater	$0

Legal Proceedings

As of the date of these consolidated financial statements, we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

18.            Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in these consolidated financial statements through April 10, 2025, which was the date the consolidated financial statements were available to be issued.

PPP Loan Forgiveness

In January 2025, the Company was notified that $2.3 million of the principal balance of its PPP loan has been forgiven by the SBA. The Company will record income from debt extinguishment with respect to such loan forgiveness in the first quarter of 2025. As of April 10, 2025, the Company has repaid the remaining $0.4 million of outstanding principal.

Performance Stock Unit Agreements

In January 2025, the Company granted 3,018,867 PSUs to certain Company executives. The PSUs are subject to performance-based and market-based vesting requirements, as well as continued service requirements. The PSUs will vest upon the occurrence of the first of the following: (i) immediately prior to a sale event that values the company at a certain target price or more (the “Target Price”), (ii) the Company’s Initial Public Offering at a valuation of at least the Target Price, or (iii) the Company being valued on a national securities exchange at the Target Price.

Seed Investment

On February 7, 2025, Rise made an initial investment of $100,000 in Fundrise Real Estate Interval Fund II, a newly formed legal entity for an unlaunched Sponsored Program.

iPO Proceeds

Effective October 30, 2024, the Company’s latest offering statement was qualified by the SEC. Since the report date through the date of this filing, we have raised approximately $1.5 million from settled subscriptions.

Item 8. Exhibits

Index to Exhibits

Exhibit No.	Description
2.1*	Amended and Restated Certificate of Incorporation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-U filed on June 10, 2022)
2.2*	Bylaws (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on January 20, 2017)
3.1*	Investors’ Rights Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.1 to the Company’s Form 1-A filed on December 29, 2016)
3.2*	First Refusal and Co-Sale Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.2 to the Company’s Form 1-A filed on December 29, 2016)
4.1*	Form of Subscription Agreement (included in the Offering Circular filed on February 13, 2023 as Appendix A and incorporated herein by reference)
5.1*	Voting Agreement, by and among Rise Companies Corp. and certain stockholders, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 5.1 to the Company’s Form 1-A filed on December 29, 2016)
6.1*	Third Amended and Restated 2014 Stock Option and Grant Plan (incorporated by reference to Exhibit 6.1 to Form 1-U filed December 8, 2023)

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rise Companies Corp.

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer
	Date:	April 10, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer	April 10, 2025
Benjamin S. Miller	(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer	April 10, 2025
Alison A. Staloch	(Principal Financial Officer and Principal Accounting Officer)

/s/ Benjamin S. Miller	Director	April 10, 2025
Benjamin S. Miller

/s/ Brandon T. Jenkins	Director	April 10, 2025
Brandon T. Jenkins

/s/ Charlotte Liu	Director	April 10, 2025
Charlotte Liu

/s/ Tal Kerret	Director	April 10, 2025
Tal Kerret

/s/ Haniel Lynn	Director	April 10, 2025
Haniel Lynn